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                                                                          [LOGO]

                                December 8, 2000

Dear Stockholder:

    We are pleased to inform you that on November 29, 2000, Lanier
Worldwide, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ricoh Company, Ltd. ("Ricoh"), and its subsidiary, LW Acquisition Corporation (the "Purchaser"), which provides for the acquisition of the Company by Ricoh. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock at a price of $3.00 per share, net to the seller, in cash. All references to "shares" include the shares of the Company's common stock and the associated rights to purchase shares of the Company's Participating Preferred Stock, $0.01 par value per share, issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 5, 1999 between the Company and Mellon Investor Services, LLC, formerly ChaseMellon Shareholder Services, LLC, as Rights Agent.

    In addition, Harris Corporation, the owner of approximately 10.4% of the outstanding shares of the Company's outstanding common stock, has agreed to tender its shares in the Offer. The closing of the Offer and the merger are subject to the completion of the sale of Lanier's voice products business and other customary terms and conditions, including the tender of shares by Lanier stockholders holding a majority of the outstanding shares on a fully diluted basis and receipt of all necessary government approvals, including expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the approval of European Union antitrust authorities and the approval of regulatory authorities in The Republic of Colombia and The Republic of Poland. The Offer will expire 20 business days after its commencement, but may be extended under certain circumstances.

    Following the purchase of shares in the tender offer, the Company and Purchaser will merge and the shares not tendered in the Offer will be converted into the right to receive cash in the same amount per share paid in the Offer. As a result of the merger, the Company will become an indirect, wholly-owned subsidiary of Ricoh.

    The Board of Directors of the Company, by unanimous vote (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger, are, in the belief of the Board of Directors, fair to and in the best interests of the Company's stockholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger, and declared their advisability; and (3) recommends that the Company's stockholders accept the Offer and tender their Shares pursuant thereto and, as required by law, approve and adopt the Merger Agreement and the merger.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of the Company's financial advisor, The Robinson-Humphrey Company, LLC, that, the offer price of $3.00 per share, net to the seller, in cash proposed to be received in the Offer and the merger by the stockholders of the Company (other than Ricoh, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully. On behalf of the management and directors of the Company, we thank you for the support you have given the Company.

                                          Sincerely yours,

                                          [SIG]
                                          Wesley E. Cantrell
                                          Chairman and Chief Executive Officer